X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL

February 16, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the latest news release for X-Cal Resources Ltd., dated January 16, 2004.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encl

dlw 2/25

X-Cal Resources Ltd.

TSX/XCL **February 16, 2004**

News Release

2004 EXPLORATION PROGRAM BEGINS AT SLEEPER

X-Cal Resources Ltd. is pleased to announce the commencement of exploration activities at the Sleeper Joint Venture. The first core drilling rig is on site at the Sleeper Gold Property, located in Humboldt County, Nevada. A second core drill and a reverse circulation rig are expected to follow by mid March 2004.

In a press release dated January 12, 2004 X-Cal announced the formation of a 50/50 joint venture with New Sleeper Gold LLC to explore the 30 square mile Sleeper Gold District. X-Cal also announced the exercise of its option on the Kinross lands in the district which consolidated the Sleeper area lands for the joint venture.

The core drilling program will begin in the West Wood Area, where numerous encouraging intercepts have occurred in previous reverse circulation (RC) drilling. Several twin holes will be included in the West Wood Area core drilling program, in order to highlight any inconsistencies between the two drilling methods, and allow analysis of the previous data, including the evidence of free gold previously reported by X-Cal. The core drilling will also test the new deeper zone reported by X-Cal in a press release dated October 20, 2003. (ALS Chemex will be the primary lab used for the assay work.)

In general, the work program for the first half of 2004 will address: (1) the areas of resource potential identified by previous work within the minesite area, in particular the West Wood and Silica Cap areas, (2) exploration targets identified within the minesite area, including the depth and strike extensions of the Sleeper Vein system and the Bedrock Casino area, and (3) regional targets within the district where a number of targets have been identified by previous work. All of these programs will run simultaneously over coming months.

The joint venture, under the direction of Adrian Fleming of New Sleeper Gold LLC, is consolidating all property data and adding personnel to the team established by X-Cal. The joint venture is committed to spending US$8 million to US$10 million to advance the project. The initial 2004 budget has been set at US$6 million, subject to refinement as work progresses.

The Sleeper Joint Venture is being operated by a committee with two members from each company and alternates appointed to participate. X-Cal has appointed Messrs. Shawn Kennedy, President of X-Cal, with John Arnold as alternate, and Larry Kornze, P.Eng., with Ken Snyder, Ph.D. as alternate to the Joint Venture Committee.

The contents of this release have been reviewed by Keith Blair, M.Sc., who is a Qualified Person as defined by National Instrument 43-101.

• • • • • • •

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*